UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ELAN CORPORATION, PLC
(Name of Subject Company (Issuer))

ELAN CORPORATION, PLC
(Name of Filing Persons (Offeror))

Ordinary Shares, par value €0.05 each
(Title of Class of Securities)

G29539106
(CUSIP Number of Class of Securities)

American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

284131208
(CUSIP Number of Class of Securities)

William F. Daniel
Elan Corporation, plc
Treasury Building
Dublin 2, Ireland
011-353-1-709-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Christopher T. Cox, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, New York 10281
(212) 504-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,000,000,000	$136,400

* The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $1 billion in aggregate.

** Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable Form of Registration No.: Not applicable	Filing Party: Not applicable Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission by Elan Corporation, plc (the “Company”) on March 11, 2013 (as amended and supplemented, the “Schedule TO”) in connection with the return of cash to the holders of Ordinary Shares, par value €0.05 per share (the “Ordinary Shares”), and American Depositary Shares (“ADSs”) of the Company by way of a tender offer (the “Tender Offer”) for up to a maximum of 88,888,888 Ordinary Shares, including Ordinary Shares represented by ADSs, at a maximum aggregate purchase price of US$1 billion to be made by J&E Davy acting as principal, and on the terms and subject to the conditions set forth in the Circular to Shareholders and ADS Holders, dated March 11, 2013 (the “Circular”), the related Tender Form (the “Tender Form”) with respect to the Ordinary Shares and the related Letter of Transmittal with respect to the ADSs, copies of which were previously filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, to the Schedule TO.

Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO, the Circular and the related Tender Form or Letter of Transmittal, as applicable.

Items 1 through 11

1)
References in the Circular, the Tender Form, Exhibit (a)(1)(iv) to the Schedule TO (the “Broker Letter”) and Exhibit (a)(1)(vii) to the Schedule TO (the “Chairman’s Letter”) that the Tender Offer may not be accepted from the Prohibited Territories shall be deleted and revised as follows:

a.	The eighth paragraph on page 2 of the Circular is hereby amended and restated as follows:

“The Tender Offer documents should not be forwarded to or sent in or into a Prohibited Territory.”

b.	The third bullet point under the subheading “Background to the Tender Offer” under the heading “Introduction” on page 5 of the Circular is hereby amended and restated as follows:

“is available to all Shareholders regardless of the size of their shareholdings;”

c.
Subsection (iii) under the question “What are the benefits of the Tender Offer?” under the heading “Questions and Answers on the Tender Offer/Summary Term Sheet” on page 11 of the Circular is hereby amended and restated as follows:

“is available to all Shareholders regardless of the size of their shareholdings;”

d.
The second sentence of the first paragraph under the question “Who is eligible to participate in the Tender Offer?” under the heading “Questions and Answers on the Tender Offer/Summary Term Sheet” on page 12 of the Circular is hereby deleted in its entirety.

e.
The second paragraph under the question “What If I am resident outside Ireland?” under the heading “Questions and Answers on the Tender Offer/Summary Term Sheet” on page 16 of the Circular is hereby deleted in its entirety.

f.
The fourth sentence in the second paragraph of Section 3.2.1 under the subheading “Tenders of Ordinary Shares held in certificated form” under the heading “Ordinary Shares held in certificated form (that is, not in CREST)” on page 38 of the Circular is hereby deleted in its entirety.

g.
The first sentence of Section 4.1 under the subheading “Ordinary Shares held in certificated form (that is, not in CREST)” under the heading “Settlement” on page 42 of the Circular is hereby amended and restated as follows:

“Where an accepted tender relates to Ordinary Shares held in certificated form, cheques for the consideration due, which shall be calculated based on the Euro Equivalent Strike Price, will be dispatched by the Receiving Agent by standard post to the person or agent whose name and address is set out in Box 4 of the Tender Form or, if none is set out, to the registered address of the tendering Shareholder or, in the case of joint holders, the address of the first named holder.”

h.	Section 5.9 under the heading “Tender Form” on page 44 of the Circular is hereby deleted in its entirety.

i.	Section 6.7 under the heading “Electronic Transfers” on page 45 of the Circular is hereby deleted in its entirety.

j.	Section 7.2 under the heading “Overseas Shareholders” on page 46 of the Circular is hereby amended and restated as follows:

“In particular, the Tender Offer documents should not be forwarded to or sent in or into a Prohibited Territory.”

k.	Section 7.3 under the heading “Overseas Shareholders” on page 46 of the Circular is hereby amended and restated as follows:

“If, in connection with making the Tender Offer, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, forwards this document, the Tender Form or any related documents in or into the Prohibited Territories in connection with such forwarding, such persons should (i) inform the recipient of such fact; and (ii) draw the attention of the recipient to this paragraph.”

l.	The third paragraph under the heading “Notes” on page 1 of the Tender Form is hereby deleted in its entirety.

m.	The first sentence of the sixth paragraph under the heading “Signatures” on page 2 of the Tender Form is hereby deleted in its entirety.

n.	The first sentence under the heading “Alternative Address for Consideration and Returned Document(s)” on page 2 of the Tender Form is hereby amended and restated as follows:

“If you want your consideration and/or other documents to be sent to someone other than the first-named registered holder at the address set out in Box 1 (e.g. your bank manager or stockbroker) you should complete Box 4.”

o.	The first sentence under the heading “Alternative Address for Despatch of Consideration” on page 3 of the Tender Form is hereby amended and restated as follows:

“Address to which consideration is to be sent, if not as specified above.”

p.	Paragraph (b) of Section 5 under the heading “Additional Notes Regarding the Completion of this Tender Form” on page 4 of the Tender Form is hereby amended and restated as follows:

“If the share certificate(s) is/are not readily available, lodge this Tender Form with Computershare Investor Services (Ireland) Limited at either of the addresses given on the cover page of this Tender Form, duly completed together with a note saying e.g. “certificate(s) to follow”, and arrange for the certificate(s) to be forwarded as soon as possible thereafter. (It will be helpful for your agent to be informed of the full terms of the Tender Offer.)”

q.	The third bullet point in the second paragraph under the heading “Background to the Tender Offer” on page 2 of Chairman’s Letter is hereby amended and restated as follows:

“is available to all Shareholders regardless of the size of their shareholdings;”

r.	The second paragraph on page 1 of the Broker Letter is hereby amended and restated as follows:

“As specified in the Circular, the Offer documents should not be forwarded to or sent in or into Australia, Canada, Japan or the Republic of South Africa.”

2)	The fifth paragraph under the subheading “The Tender Offer” under the heading “Introduction” on page 6 of the Circular is hereby amended and restated as follows:

“ADS Holders and U.S. holders of Ordinary Shares will receive payment in respect of successfully tendered Ordinary Shares represented by their ADSs in US$. Ordinary Shareholders (other than the Custodian and U.S. holders of Ordinary Shares) will receive the Euro Equivalent Strike Price.”

3)
References in the Circular to 30 April as the date for the return of share certificates in respect of unsuccessful tenders, dispatch of balance share certificates for unsold ordinary shares, dispatch of cheques for tender offer proceeds to ADS holders, and dispatch of statements for balance ADSs are revised as follows:

a.	The fifteenth, sixteenth and seventeenth items under the heading “Expected Timetable of Principal Events” on page 7 of the Circular are hereby amended and restated as follows:

“Return of share certificates in respect of unsuccessful tenders                                               By 25 April 2013

Dispatch of balance share certificates for unsold Ordinary Shares                                           By 25 April 2013

Dispatch of cheques for Tender Offer proceeds                                                                           By 25 April 2013”
to ADS Holders and dispatch of statements for
balance ADSs, as applicable

b.
The paragraph under the subheading “Certificated ADS Holders” of the question “When will I receive my cash payment?” under the heading “Questions and Answers on the Tender Offer/Summary Term Sheet” on page 15 of the Circular is hereby amended and restated as follows:

“Under the expected timetable of principal events, it is expected that a cheque would be dispatched to you for the proceeds of any sale by 25 April 2013.”

c.
The two paragraphs under the subheading “Uncertificated ADS Holders” of the question “When will I receive my cash payment?” under the heading “Questions and Answers on the Tender Offer/Summary Term Sheet” on page 15 of the Circular are hereby amended and restated as follows:

“Under the expected timetable of principal events, it is expected that uncertificated ADS Holders who hold their ADSs through a broker, commercial bank, trust company or other nominee would have their accounts credited by 25 April 2013.

Under the expected timetable of principal events, it is expected that a cheque will be dispatched to uncertificated ADS Holders who hold their ADSs through the DRS of the ADS Depositary or through the IDI for the proceeds from any sale by 25 April 2013.”

d.
The eighth item under the subheading “Expected timetable applicable to ADS Holders” under the heading “Details of the Tender Offer in Respect of ADSs and Further Information for US Shareholders” on page 21 of the Circular is hereby amended and restated as follows:

“Dispatch of checks for Tender Offer ADS holders and                                                                                                       By 25 April 2013”
dispatch of statement for balance ADSs, as applicable

4)
The first paragraph and the first sentence of the second paragraph in Section 5 under the heading “Details of the Tender Offer in Respect of ADSs and Further Information for US Shareholders” on page 25 of the Circular are hereby deleted in their entirety.

5)
The statements in the Circular, the Tender Form and the Letter of Transmittal relating to the satisfaction or waiver of conditions to the Tender Offer, and the ability to amend the terms of the offer, have been revised to be within the sole discretion of the Company (and not Davy, other than the condition set forth in Section 2.1.3 of Part IV of the Circular); and the statements relating to the conditions to the Tender Offer have been revised to require the satisfaction or waiver of such conditions prior to the expiration of the Tender Offer as follows:

a.	The last paragraph under the heading “Expected Timetable of Principal Events” on page 7 of the Circular is hereby amended and restated as follows:

“The dates and times set forth above are subject to the Company’s right or, upon certain conditions set forth in the US securities laws, the Company’s obligations to extend or amend the Tender Offer.”

b.	Subsection (iii) under the subheading “Summary” under the heading “Questions and Answers on the Tender Offer/Summary Term Sheet” on page 9 of the Circular is hereby amended and restated as follows:

“Davy, acting reasonably, being satisfied at all times up to the Ordinary Share Closing Date that the Company and EIS have complied with their obligations, and are not in breach of any of the representations and warranties given by them under the Davy Agreements;”

c.	Subsection (v) under the subheading “Summary” under the heading “Questions and Answers on the Tender Offer/Summary Term Sheet” on page 9 of the Circular is hereby amended and restated as follows:

“in the reasonable opinion of the Directors, there shall not have occurred prior to the Ordinary Share Closing Date a material adverse change in or affecting, or any development reasonably likely to give rise to or involve a prospective material adverse change in or affecting, the condition (financial, operational, legal or otherwise), earnings, reserves, management, business affairs, solvency, properties, assets, liabilities, capitalisation, stockholders’ equity, operations, licences, results of operations, credit rating or prospects of the Company or any other member of the Group, whether or not arising in the ordinary course of business;”

d.
The first paragraph of Subsection (vi) under the subheading “Summary” under the heading “Questions and Answers on the Tender Offer/Summary Term Sheet” on page 9 of the Circular is hereby amended and restated as follows:

“in the reasonable opinion of the Directors there shall not have occurred at any time prior to the Ordinary Share Closing Date and, in the reasonable opinion of the Directors, it is unlikely that there will occur immediately after the Ordinary Share Closing Date:”

e.
The first paragraph of Subsection (vii) under the subheading “Summary” under the heading “Questions and Answers on the Tender Offer/Summary Term Sheet” on page 10 of the Circular is hereby amended and restated as follows:

“in the reasonable opinion of the Directors there shall not have occurred at any time prior to, or at, the Ordinary Share Closing Date any threatened, instituted, or pending action, proceeding, application or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, or any other person or tribunal, domestic or foreign, which:”

f.
The first paragraph of Subsection (viii) under the subheading “Summary” under the heading “Questions and Answers on the Tender Offer/Summary Term Sheet” on page 10 of the Circular is hereby amended and restated as follows:

“in the reasonable opinion of the Directors there shall not have occurred at any time prior to the Ordinary Share Closing Date any action taken or any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Tender Offer and the subsequent repurchase of Ordinary Shares or the Company or any other member of the Group or any of their respective affiliates by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which:”

g.
The penultimate paragraph under the subheading “Summary” under the heading “Questions and Answers on the Tender Offer/Summary Term Sheet” on page 11 of the Circular is hereby amended and restated as follows:

“Davy will not purchase the Ordinary Shares pursuant to the Tender Offer unless the Conditions have been satisfied or waived by the Company or, where applicable, Davy. If the Conditions are not satisfied or waived by 8.00 a.m. on the Ordinary Share Closing Date, the Tender Offer will lapse.”

h.
The fifth paragraph under the subheading “Number of Ordinary Shares to be Purchased” under the heading “Summary of the Tender Offer and Procedures” on page 18 of the Circular is hereby amended and restated as follows:

“Subject to any applicable rules and regulations, the Company reserves the right at any time prior to the announcement of the results of the Tender Offer, and in its sole discretion, to extend the period during which the Tender Offer is open.”

i.
The first and second sentences of the second paragraph under the subheading “Irregularities; Validity of Tender” under the heading “Details of the Tender Offer in Respect of ADSs and Further Information for US Shareholders” on page 24 of the Circular are hereby amended and restated as follows:

“All questions as to the number of ADSs to be accepted, and the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tender of ADSs will be determined by the Company, which determination shall be final and binding on all of the parties (except as otherwise required under applicable law). The Company reserves the absolute right to reject any or all tenders of Ordinary Shares or ADSs determined not to be in proper form and to waive any defect or irregularity in the tender of Ordinary Shares or ADSs.”

j.
The third paragraph under the subheading “Signatures on Letter of Transmittal, Stock Powers and Endorsements” under the heading “Details of the Tender Offer in Respect of ADSs and Further Information for US Shareholders” on page 24 of the Circular is hereby amended and restated as follows:

“If the Letter of Transmittal or any ADRs or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Company of their authority so to act must be submitted.”

k.
Section 2.1.3 under the subheading “Terms and Conditions of the Tender Offer” under the heading “Details of the Tender Offer in Respect of Ordinary Shares” on page 32 of the Circular is hereby amended and restated as follows:

“Davy, acting reasonably, being satisfied at all times up to the Ordinary Share Closing Date that the Company and EIS have complied with their obligations, and are not in breach of any of the representations and warranties given by them under the Davy Agreements;”

l.
Section 2.1.5 under the subheading “Terms and Conditions of the Tender Offer” under the heading “Details of the Tender Offer in Respect of Ordinary Shares” on page 32 of the Circular is hereby amended and restated as follows:

“in the reasonable opinion of the Directors, there shall not have occurred prior to the Ordinary Share Closing Date a material adverse change in or affecting, or any development reasonably likely to give rise to or involve a prospective material adverse change in or affecting, the condition (financial, operational, legal or otherwise), earnings, reserves, management, business affairs, solvency, properties, assets, liabilities, capitalisation, stockholders’ equity, operations, licences, results of operations, credit rating or prospects of the Company or any other member of the Group, whether or not arising in the ordinary course of business;”

m.
The first paragraph of Section 2.1.6 under the subheading “Terms and Conditions of the Tender Offer” under the heading “Details of the Tender Offer in Respect of Ordinary Shares” on page 32 of the Circular is hereby amended and restated as follows:

“in the reasonable opinion of the Directors there shall not have occurred at any time prior to the Ordinary Share Closing Date and it is unlikely that, in the reasonable opinion of the Directors, there will occur immediately after the Ordinary Share Closing Date:”

n.
The first paragraph of Section 2.1.7 under the subheading “Terms and Conditions of the Tender Offer” under the heading “Details of the Tender Offer in Respect of Ordinary Shares” on page 33 of the Circular is hereby amended and restated as follows:

“in the reasonable opinion of the Directors, there shall not have occurred at any time prior to, or at, the Ordinary Share Closing Date any threatened, instituted, or pending action, proceeding, application or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, or any other person or tribunal, domestic or foreign, which:”

o.
The first paragraph of Section 2.1.8 under the subheading “Terms and Conditions of the Tender Offer” under the heading “Details of the Tender Offer in Respect of Ordinary Shares” on page 33 of the Circular is hereby amended and restated as follows:

“in the reasonable opinion of the Directors, there shall not have occurred at any time prior to the Ordinary Share Closing Date any action taken or any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Tender Offer and the subsequent repurchase of Ordinary Shares or the Company or any other member of the Group or any of their respective affiliates by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which:”

p.
The first sentence of the first paragraph of Section 2.1.9 under the subheading “Terms and Conditions of the Tender Offer” under the heading “Details of the Tender Offer in Respect of Ordinary Shares” on page 34 of the Circular is hereby amended and restated as follows:

“Davy will not purchase the Ordinary Shares pursuant to the Tender Offer unless the Conditions have been satisfied or waived by the Company, or Davy, as applicable.”

q.
Section 2.1.10 under the subheading “Terms and Conditions of the Tender Offer” under the heading “Details of the Tender Offer in Respect of Ordinary Shares” on page 34 of the Circular is hereby amended and restated as follows:

“The Conditions referred to above are for the sole benefit of the Company and, with respect to the condition in Section 2.1.3, Davy, and may be asserted by the Company and, with respect to the condition in Section 2.1.3, Davy, regardless of the circumstances giving rise to any such condition, and may be waived by the Company or Davy, as applicable, in whole or in part, at any time and from time to time in the Company’s or Davy’s reasonable discretion, as applicable. The failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if any of the conditions described above are waived, there may be a requirement to extend the expiration of the Tender Offer. Any determination by Davy or the Company concerning the events described above will be final and binding on all parties.”

r.
The fourth sentence of the first paragraph of Section 2.4 under the subheading “Terms and Conditions of the Tender Offer” under the heading “Details of the Tender Offer in Respect of Ordinary Shares” on page 35 of the Circular is hereby amended and restated as follows:

“All questions as to the validity of notices of withdrawal (including time of receipt) or ESA Instructions, as applicable, will be determined by Elan, in its sole discretion, which determination shall be final and binding (except as otherwise required under applicable law).”

s.
The first five sentences of Section 2.18 under the subheading “Terms and Conditions of the Tender Offer” under the heading “Details of the Tender Offer in Respect of Ordinary Shares” on page 36 of the Circular are hereby amended and restated as follows:

“All questions as to the number of Ordinary Shares tendered, the price to be paid therefor and the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tender of Ordinary Shares will be determined by the Company in its sole discretion, which determination shall be final and binding on all of the parties (except as otherwise required under applicable law). The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance or payment for which may, in the opinion of the Company, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in the tender of any particular Ordinary Shares or any particular holder thereof. No tender of Ordinary Shares will be deemed to be validly made until all defects or irregularities have been cured or waived. In the event of a waiver, the consideration under the Tender Offer will not be dispatched (in respect of certificated Ordinary Shares) or made by way of a CREST payment (in respect of uncertificated Ordinary Shares), until after (in the case of certificated Ordinary Shares) the Tender Form is complete in all respects and the share certificates and/or other document(s) of title satisfactory to the Company have been received or (in the case of uncertificated Ordinary Shares), the relevant TTE Instruction has settled.”

t.
The first four sentences of Section 2.23 under the subheading “Terms and Conditions of the Tender Offer” under the heading “Details of the Tender Offer in Respect of Ordinary Shares” on page 37 of the Circular are hereby amended and restated as follows:

“The Company reserves the right, at any time prior to the announcement of the results of the Tender Offer and in its sole discretion, to amend the terms and conditions of the Tender Offer in order to comply with any applicable rules and regulations, including rules and regulations of the SEC. The Company also reserves the right, at any time prior to the announcement of the results of the Tender Offer and in its sole discretion, to revise the Price Range or change the aggregate value of the Tender Offer, based on market conditions and/or other factors, subject to compliance with applicable legal and regulatory requirements. Davy reserves the right, at any time prior to the announcement of the results of the Tender Offer to purchase Ordinary Shares (including Ordinary Shares represented by ADSs) which are successfully tendered as part of and within the terms of the Tender Offer as agent of the Company and not as principal and otherwise on the same terms and conditions of the Tender Offer. Subject to any applicable rules and regulations of the SEC, the Company also reserves the right, at any time prior to the announcement of the results of the Tender Offer and in its sole discretion to extend the period during which the Tender Offer is open, in which event the terms “Ordinary Share Closing Date” and “ADS Closing Date” shall mean the latest time and date at which the Tender Offer applicable to Ordinary Shares, and ADSs respectively as so extended, shall close.”

u.
The third sentence of Section 3.2.2 under the subheading “Withdrawal of Ordinary Shares held in certificated form” under the heading “Procedure for tendering” on page 38 of the Circular is hereby amended and restated as follows:

“All questions as to the validity of notices of withdrawal (including time of receipt) will be determined by the Company in its sole discretion, which determination shall be final and binding (except as otherwise required under applicable law).”

v.
The second paragraph of Subsection (iii) “General” of Section 3.5 under the subheading “Validity of tenders” under the heading “Procedure for tendering” on page 42 of the Circular is hereby amended and restated as follows:

“The decision of the Company as to which Ordinary Shares have been validly tendered shall be conclusive and binding on all Shareholders”

w.	Section 7.4 under the heading “Overseas Shareholders” on page 46 of the Circular is hereby amended and restated as follows:

“The provisions of this paragraph and any other terms of the Tender Offer relating to Overseas Shareholders and ADS holders may be waived, varied or modified as regards specific Shareholders or on a general basis by the Company in its absolute discretion but only if the Company is satisfied that such waiver, variation or modification will not constitute or give rise to a breach of applicable securities or other law.”

x.	The second sentence in Section 9 under the heading “Additional Notes Regarding the Completion of this Tender Form” on page 4 of the Tender Form is hereby amended and restated as follows:

“Without prejudice to paragraph 7 of Part IV, the Company and/or its agents reserve the right (subject to all applicable law) to treat as valid any acceptance of the Tender Offer which is not entirely in order or which is not accompanied by the relevant transfer to escrow or (as appropriate) the relevant share certificate(s) and/or other document(s) of title.”

y.	Section 8 under the heading “Instructions Forming Part of the Terms and Conditions of the Offer” on page 10 of the Letter of Transmittal is hereby amended and restated as follows:

“Irregularities. All questions as to the number of ADSs to be accepted, the price to be paid therefor and the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of ADSs will be determined by Elan Corporation, plc in its sole discretion, which determination shall be final and binding on all parties. Elan Corporation, plc reserves the absolute right to reject any or all tenders of ADSs it determines not to be in proper form or the acceptance of which or payment for which may, in the opinion of Elan Corporation, plc’s counsel, be unlawful. Each of Elan Corporation, plc and Davy has the right to waive certain of the conditions of the Offer, as set forth in the Circular, which waiver will apply to all properly tendered ADSs. Elan Corporation, plc also reserves the right to waive any defect or irregularity in any tender with respect to any particular ADSs or any particular ADS holder, and Elan Corporation, plc’s interpretation of the terms of the Offer, including these Instructions, will be final and binding on all parties. No tender of ADSs will be deemed to be properly made until all defects and irregularities have been cured by the tendering ADS holder or waived by Elan Corporation, plc. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as Elan Corporation, plc shall determine. None of Elan Corporation, plc, Davy, the Dealer Manager, the Tender Agent, the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders and none of them will incur any liability for failure to give any such notice.”

6)	References in the Circular’s relating to choice of forum and choice of law provisions are revised as follows:

a.	The third paragraph of Section 2.7 under the heading “Details of the Tender Offer in Respect of Ordinary Shares” on page 35 of the Circular is hereby amended and restated as follows:

“The Tender Offer and all tenders will be governed by and construed in accordance with Irish law and US federal securities laws.”

b.	Section 5.12 under the subheading “Tender Form” under the heading “Details of the Tender Offer in Respect of Ordinary Shares” on page 44 of the Circular is hereby deleted in its entirety.

c.	Section 6.9 under the subheading “Electronic Tenders” under the heading “Details of the Tender Offer in Respect of Ordinary Shares” on page 45 of the Circular is hereby deleted in its entirety.

7)
The first paragraph under the heading “If your address details in Box 1 have changed or are incomplete please tick the box and show the updated information, in BLOCK CAPITALS using BLACK INK” on page 2 of the Tender Form is hereby amended and restated as follows:

“I/We, whose signature(s) appear(s) in Box 3 hereby irrevocably offer to sell to Davy the number of Ordinary Shares inserted in Box 2 at the indicated Price Range Increment, on the terms and subject to the conditions set out in Part IV of the Circular and in this Tender Form, for settlement in cash.”

Item 12. Exhibits.

“Item 12. Exhibits” to the Schedule TO is hereby amended and restated as follows:
Exhibit No.	Document

(a)(1)(i)*	Circular to Shareholders and ADS Holders, dated March 11, 2013

(a)(1)(ii)*	Tender Form, dated March 11, 2013

Exhibit No.	Document

(a)(1)(iii)*	Letter of Transmittal, dated March 11, 2013

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated March 11, 2013

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated March 11, 2013

(a)(1)(vi)*	Form of Summary Advertisement

(a)(1)(vii)*	Chairman’s Letter

(a)(1)(viii)*	Notice of Extraordinary General Meeting to be held on 12 April 2013

(a)(1)(ix)*	Form of Proxy

(a)(1)(x)*	Voting Instruction Form

(a)(5)(i)*	Press Release, dated March 12, 2013

d(i)*	Repurchase Deed between Elan Corporation, plc and J&E Davy, dated March 11, 2013

d(ii)*	Deed of Covenant between Elan Corporation, plc and Elan International Services Ltd and J&E Davy, dated March 11, 2013

d(iii)*	Deed of Covenant in respect of shares in Elan Corporation, plc between Elan International Services Ltd and J&E Davy, dated March 11, 2013
d(iv)
Elan Corporation, plc 1996 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001)

d(v)
Elan Corporation, plc 1996 Consultant Option Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(4) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001)

d(vi)
Elan Corporation, plc 1999 Stock Option Plan (2001 Amendment) (incorporated by reference to Exhibit 4(c)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001)

d(vii)
Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) (incorporated by reference to Exhibit 4(c)(15) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008)

d(viii)
Elan Corporation, plc 2012 Long Term Incentive Plan (incorporated by reference to Exhibit 4.4 of Elan Corporation, plc’s Registration Statement on Form S-8 (Registration No. 333-181973 filed with the Commission on June 7, 2012)

d(ix)
Elan Corporation, plc Employee Equity Purchase Plan  (incorporated by reference to Exhibit 4.4 of Elan Corporation, plc’s Registration Statement on Form S-8 (Registration No. 333-181971 filed with the Commission on June 7, 2012)

Exhibit No.	Document

d(x)
2012 Amended and Restated Employment Agreement, dated as of April 30, 2012, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin. (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on May 1, 2012)

d(xi)
Employment Agreement between Hans Peter Hasler and Elan Pharmaceuticals GmbH effective as of October 1, 2012 (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on October 19, 2012)

d(xii)
Investment Agreement, dated as of September 17, 2009, between Elan Corporation, plc and Janssen Pharmaceutical (incorporated by reference to Exhibit 4(a)(6) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009)

d(xiii)
Amended and Restated Deposit Agreement by and among Elan Corporation, plc, Citibank, N.A., as Depositary and the holders and beneficial owners of American Depositary Shares (incorporated by reference to Exhibit 4.2 to the Elan Corporation, plc Registration Statement on Form S-8 (registration No. 333-181971) filed with the Commission on June 7, 2012).

* Previously filed with Schedule TO

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELAN CORPORATION, PLC

By:	/s/ William F. Daniel
Name: William F. Daniel
Title: Executive Vice President and Company Secretary

Date: March 26, 2013